FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F    /X/                      Form 40-F     / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                     Yes  / /                              No     /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                     Yes  / /                                No    /X/


                                      -2-

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     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  / /                                No    /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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This Report of Foreign Issuer on Form 6-K is incorporated by reference into the
Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506 and 333-100252).




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                                       EXHIBIT LIST


   Exhibit      Description
     99.1       Press release dated December 8, 2003 titled:
                Elan in negotiations for disposition of certain European assets.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ELAN CORPORATION, plc



                                      By:   /s/ William F. Daniel
                                            ------------------------------------
                                            William F. Daniel
                                            Company Secretary

Date: December 8, 2003



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                                                                   Exhibit 99.1



                              FOR IMMEDIATE RELEASE




Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:      353-1-709-4000                                   Ph:  212-407-5755
         800-252-3526                                          800-252-3526


         ELAN IN NEGOTIATIONS FOR DISPOSITION OF CERTAIN EUROPEAN ASSETS


Dublin, Ireland, DECEMBER 8, 2003-- Elan Corporation, plc (NYSE: ELN) ("Elan") today confirmed that it is in negotiations with a third party for the disposition of certain of Elan's European operations, primarily consisting of its sales and marketing business there. Elan cannot make any assurances that the transaction will be completed or the timing of such completion.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about the potential sale of certain of Elan's European operations that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's negotiations, including the execution of definitive documentation, with respect to the disposition of such European operations; and the satisfaction of any conditions to the completion of such disposition on a timely basis or at all. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.